                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)
--------------------------------------------------------------------------------

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                                 PEACE ARCH LOGO

            PEACE ARCH COMMENCES PRODUCTION ON NEW TELEVISION SERIES
                       "ANIMAL MIRACLES WITH ALAN THICKE"

VANCOUVER, B.C., CANADA (December 13, 2000) - PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE", TSE: "PAE.A" & "PAE.B") TODAY ANNOUNCED THAT PRODUCTION HAS COMMENCED ON THE COMPANY'S NEW DOCUMENTARY TELEVISION SERIES, "ANIMAL MIRACLES WITH ALAN THICKE." The first season of 13 one-hour episodes is being filmed at locations around the world, with the production based at Peace Arch's offices in Vancouver, British Columbia. PEACE ARCH OWNS WORLDWIDE RIGHTS TO THE SHOW AND HAS MADE AN INITIAL U.S. SALE TO PAXSON COMMUNICATIONS (AMEX: "PAX").

"ANIMAL MIRACLES WITH ALAN THICKE" tells the stories of the close and sometimes uncanny relationships that humans develop with animals. All of the stories in the series are true and re-create remarkable events that will touch viewers' hearts and souls. Each hour-long episode will feature five amazing stories, which will be presented through thoughtful interviews with those that personally experienced each event and will be illustrated with carefully planned re-creations. The program will reconstruct unique experiences and is designed to explore, illustrate and support Humane Education, in a personal rather than an academic manner. It will also explore the deep emotional bonds that humans have developed with the animal world. Hosted by Alan Thicke, the series will recount stories, which have occurred in people's homes, on farms, in aquariums, at zoos and in the wild. THE SERIES PREMIERED ON MONDAY, DECEMBER 11, 2000 AT 8:00 P.M. ON THE PAX TV NETWORK.

ALAN THICKE is a Golden Globe and seven-time Emmy Award nominated actor and writer. He recently re-created his role as "Jason Seaver" in the highly rated ABC-TV movie GROWING PAINS: THE REUNION, based on the original hit series, which propelled him into the international spotlight. He also co-starred on the NBC series HOPE & GLORIA, and in television movies and feature films including Disney's NOT QUITE HUMAN trilogy, BETRAYAL OF THE DOVE, WINDSOR PROTOCOL, and ICE ANGEL. His popular humor book, HOW MEN HAVE BABIES, which has been translated into three languages, has garnered an Audie Award. He has written and produced comedy specials for Bill Cosby, Flip Wilson and Richard Pryor, and, as well, he wrote and produced FERNWOOD 2 NIGHT with Norman Lear. A popular television host, his specials include: THE EMMY AWARDS; ABC's DISNEY CHRISTMAS and EASTER PARADES; THE MISS UNIVERSE, MISS WORLD USA and MISS USA pageants; Showtime's COMEDY ALL-STARS; and NBC's WORLD'S GREATEST MAGIC. In addition he has hosted series including ANIMAL CRACK-UP, PICTIONARY, ALL NEW 3'S A CROWD, THE ALAN THICKE SHOW and THICKE OF THE NIGHT. Recently Mr. Thicke made his Broadway debut starring as "Billy Flynn" in the Tony-winning musical CHICAGO.

"We are pleased to announce that production is underway on our second project with PAX TV in less than six months," STATED TIM GAMBLE, PRESIDENT OF PEACE ARCH ENTERTAINMENT GROUP. "The creation, production and distribution of factual television is becoming an increasingly important component of our television library, and it is exciting to expand our relationship with PAX in this regard."

BLAIR REEKIE, EXECUTIVE PRODUCER and President of Peace Arch subsidiaries The Eyes Multimedia Productions, StreamScapes Media and Toolshed Media, commented, "This series represents a culmination of work that The Eyes has been involved with for the past three years, including the educational videos that we produced in partnership with the S.P.C.A. Great educators, writers and thinkers have theorized that an increased compassion for, and understanding of, animals will elevate the human condition." PATTI POSKITT, SUPERVISING PRODUCER and Director of Development and Production for The Eyes Multimedia, added, "I believe that this series will be an important, effective and lasting study of man's relationship with animals."

PAXSON COMMUNICATIONS CORPORATION owns and operates the United States' largest broadcast television station group and PAX TV, the newest broadcast television network. PAX, the national family entertainment network, reaches 81% of U.S. television. For more information, visit PAX TV's website at www.pax.tv.

PEACE ARCH ENTERTAINMENT GROUP INC. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. Currently Peace Arch is also producing the first season of its half hour comedy series BIG SOUND; the third season of its 66 episode international sci-fi hit series FIRST WAVE; and the first season of its 22 episode action/sci-fi series THE IMMORTAL. As well, the company recently acquired the distribution rights to the feature films NOW & FOREVER and THE IMPOSSIBLE ELEPHANT; and has production and distribution arrangements with PAX TV and Hallmark Entertainment for three all new CHRISTY MOVIES, which just completed production. Peace Arch Entertainment is a fully integrated media company that, in addition to producing proprietary television and Internet content, produces television commercials, music videos, narrow cast and web cast programming. THE COMPANY IS HEADQUARTERED IN VANCOUVER, BRITISH COLUMBIA, AND ITS STOCK TRADES ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "PAE" AND ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOLS "PAE.A" AND "PAE.B".

      This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

   Additional information on Peace Arch Entertainment can be accessed on the
                         Internet at www.peacearch.net

                   For additional information, please contact:
                       Peace Arch Entertainment Group Inc.
                  TINA BAIRD, MEDIA RELATIONS AT (604) 985-8991
                           Email: tinabaird@telus.net
                                       or
                           RJ Falkner & Company, Inc.
                  Investor Relations Counsel at (800) 377-9893
                            Email: info@rjfalkner.com
                            Email: info@rjfalkner.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Peace Arch Entertainment Group Inc.
                                         ---------------------------------------
                                                     (Registrant)

Date  December 13, 2000                By   /s/ W.D. CAMERON WHITE
      ------------------------------     ---------------------------------------
                                                      (Signature)*
                                             W.D. Cameron White, CEO
------------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


                                  -4-